Exhibit 1
SECOND QUARTER INTERIM REPORT 2005

CONTENTS

1	Letter to Shareholders

3	Consolidated Financial Statements

7	Notes to the Consolidated Financial Statements

17	Management’s Discussion and Analysis

49	Corporate Information

TO OUR SHAREHOLDERS
All dollar amounts in this report are in U.S. dollars unless otherwise noted.
FINANCIAL HIGHLIGHTS

▪	For the three months ended June 30, 2005, the Company reported net income of US$14.8 million or US$0.25 per share, compared to a net loss of US$15.4 million or US$0.26 per share for the same period last year. Net income for the six months ended June 30, 2005 was US$23.8 million or US$0.40 per share, compared to net income of US$16.8 million or US$0.28 per share for the same period last year.

▪	Trizec Canada’s net income for the second quarter and six months ended June 30, 2005 reflects its approximate 39% interest in Trizec Properties’ net income. The increase in Trizec Canada’s net income for the six month period ended June 30, 2005 over 2004 is primarily attributable to an increase in Trizec Properties’ net income, which included a net gain on disposition of real estate. In the same period in 2004, Trizec Properties’ net loss included the impact of a provision for loss on real estate and loss on early debt retirement.
RECENT DEVELOPMENTS

▪	As at June 30, 2005, Trizec Canada held cash, cash equivalents and marketable securities of US$159.5 million as a result of the completion of its monetization plan. Consistent with the objectives of the 2002 Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders in January, April and July 2005 as Trizec Properties paid per share on its common stock.
August 9, 2005

TRIZEC CANADA SECOND QUARTER 2005	1

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TRIZEC CANADA SECOND QUARTER 2005	2

CONSOLIDATED BALANCE SHEETS

		June 30	December 31
(US$ millions) (unaudited)	Note	2005	2004

Assets

Current assets
Cash and cash equivalents		$73.5	56.0
Restricted cash		7.6	7.9
Other assets	3	19.6	19.6

		100.7	83.5
Investment in Trizec Properties, Inc.	4	769.4	761.7
Investments and other assets	5	406.7	435.0
Future income taxes		104.7	103.8

		$1,381.5	1,384.0

Liabilities

Current liabilities
Accounts payable and accrued liabilities	6	$31.6	31.3

Exchangeable debentures
Carrying amount		758.4	733.9
Deferred amount		132.5	157.0

		890.9	890.9

		922.5	922.2
Shareholders’ Equity	8	459.0	461.8

		$1,381.5	1,384.0

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA SECOND QUARTER 2005	3	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		3 Months	3 Months	6 Months	6 Months
		Ended	Ended	Ended	Ended
		June 30	June 30	June 30	June 30
(US$ millions, except per share amounts) (unaudited)	Note	2005	2004	2005	2004

			(Restated Note 2)		(Restated Note 2)
Share of earnings of Trizec Properties	4	$9.7	(8.8)	18.1	1.6

Expenses and other income
General and administrative expense		(2.5)	(1.9)	(4.7)	(3.8)
Exchangeable debentures interest expense, net		(1.4)	(1.4)	(6.2)	(6.2)
Interest and other income		1.2	1.1	2.6	3.5
Dilution gains	4	2.0	—	3.7	—
Foreign exchange gains (losses), net	8	(3.6)	(2.7)	(3.0)	7.7
Gain on sale of property		—	1.1	—	1.1
Interest expense		—	—	—	(0.5)

Income (loss) before taxes and discontinued operations		5.4	(12.6)	10.5	3.4

Income and other corporate taxes	9	(0.1)	41.0	1.0	39.0

Income from continuing operations		5.3	28.4	11.5	42.4

Discontinued operations - Share of earnings of Trizec
Properties	4	9.5	(43.8)	12.3	(25.6)

Net income (loss)		$14.8	(15.4)	23.8	16.8

Income per share	10

Basic and diluted
Continuing operations		$0.09	0.47	0.19	0.71

Discontinued operations		$0.16	(0.73)	0.21	(0.43)

Net income (loss)		$0.25	(0.26)	0.40	0.28

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA SECOND QUARTER 2005	4	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the six months ended June 30
(US$ millions) (unaudited)	2005	2004

Retained Earnings (Deficit), beginning of period	$37.8	(5.4)
Net income	23.8	16.8
Dividends	(24.0)	(24.0)

Retained Earnings (Deficit), end of period	$37.6	(12.6)

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA SECOND QUARTER 2005	5	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
(US$ millions) (unaudited)	2005	2004	2005	2004

		(Restated Note 2)		(Restated Note 2)
Cash flow from (applied to)

Operating Activities
Net income (loss)	$14.8	(15.4)	23.8	16.8
Adjustments to reconcile net income to total operating cash flows:
Share of earnings of Trizec Properties (less dividends)	(6.0)	64.6	(4.0)	49.3
Dilution gains	(2.0)	—	(3.7)	—
Foreign exchange (gains) losses, net	3.6	2.7	3.0	(7.7)
Future income taxes	(1.1)	(6.8)	(3.0)	(5.4)
Amortization of deferred financing costs	0.1	0.1	0.3	0.7
Gain on sale of property	—	(1.1)	—	(1.1)
Net change in working capital	5.3	(12.5)	1.7	18.3

Total operating cash flows	14.7	31.6	18.1	70.9

Financing Activities
Dividends paid	(12.0)	(12.0)	(24.0)	(24.0)

Total financing cash flows	(12.0)	(12.0)	(24.0)	(24.0)

Investing Activities
Purchase of marketable securities	—	(16.9)	—	(99.4)
Maturities of marketable securities	14.3	—	19.3	—
Decrease in other investments	—	—	3.8	—
Change in restricted cash	0.2	0.2	0.3	8.0

Total investing cash flows	14.5	(16.7)	23.4	(91.4)

Increase (decrease) in cash and cash equivalents	17.2	2.9	17.5	(44.5)
Cash and cash equivalents, beginning of the period	56.3	56.5	56.0	103.9

Cash and cash equivalents, end of the period	$73.5	59.4	73.5	59.4

Supplementary cash flow disclosures
Cash paid during the period for
Exchangeable debenture interest	$—	—	(9.2)	(9.2)
Taxes	$(0.7)	(0.1)	(1.5)	(0.6)

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA SECOND QUARTER 2005	6	FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2005 and 2004
(tabular amounts in US$ millions, except per share amounts) (unaudited)
Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, and one of the largest owners and managers of commercial property in the United States. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. The accounting policies and methods of their application are consistent with those used in the December 31, 2004 consolidated financial statements of Trizec Canada. For further information, see Trizec Canada’s consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2004.
1. PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION
Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.
Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see Notes 2 and 4).
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.
Certain comparative figures have been reclassified to conform to the current year’s presentation.

TRIZEC CANADA SECOND QUARTER 2005	7	NOTES TO THE FINANCIAL STATEMENTS

2. ACCOUNTING CHANGE
The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline Number 15 (“AcG-15”) on the consolidation of variable interest entities (“VIEs”). The guideline applies to annual and interim periods beginning on or after November 1, 2004. VIEs include, amongst others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the Corporation is determined to be the primary beneficiary will it consolidate the VIE.
During 2004, the Corporation adopted the provisions of AcG-15 on a retroactive basis with restatement of prior periods. In applying the provisions of AcG-15, the Corporation has determined that Trizec Properties is a VIE and the Corporation is not its primary beneficiary. As such, the Corporation has changed its method of accounting for its investment in Trizec Properties from the consolidation method to the equity method of accounting.
The adoption of the guideline has resulted in the following changes to Trizec Canada’s comparative consolidated statements of income (loss) and consolidated statements of cash flows for the three and six months ended June 30, 2004. In addition, the consolidated statement of income reflects an adjustment to discontinued operations for properties designated as held for sale during 2005 and 2004.

		Deconsolidation
Statement of Income (Loss)		of Trizec	Discontinued
For the three months ended June 30, 2004	As reported	Properties	Operations	As restated

Rental revenue	$209.5	(209.5)	—	—
Share of earnings of Trizec Properties	—	(52.6)	43.8	(8.8)

Property operating expenses	(90.6)	90.6	—	—
General and administrative expense	(10.9)	9.0	—	(1.9)
Exchangeable debentures interest expense, net	(1.4)	—	—	(1.4)
Interest and other income	2.9	(1.8)	—	1.1
Foreign exchange gains, net	(2.7)	—	—	(2.7)
Interest expense	(42.6)	42.6	—	—
Depreciation expense	(39.9)	39.9	—	—
Gain on sale of properties	(13.4)	14.5	—	1.1
Provision for losses on properties	(64.3)	64.3	—	—
Recovery on insurance claims	0.5	(0.5)	—	—
Loss on early retirement of debt, net	(6.3)	6.3	—	—
Derivative loss	0.6	(0.6)	—	—

Income (loss) before taxes and non-controlling interests	(58.6)	2.2	43.8	(12.6)
Income and other corporate taxes	36.1	1.9	3.0	41.0
Non-controlling interests	34.1	(34.1)	—	—

Income from continuing operations	11.6	(30.0)	46.8	28.4
Discontinued operations	(27.0)	30.0	(46.8)	(43.8)

Net loss	$(15.4)	—	—	(15.4)

TRIZEC CANADA SECOND QUARTER 2005	8	NOTES TO THE FINANCIAL STATEMENTS

		Deconsolidation
Statement of Income (Loss)		of Trizec	Discontinued
For the six months ended June 30, 2004	As reported	Properties	Operations	As restated

Rental revenue	$421.2	(421.2)	—	—
Share of earnings of Trizec Properties	—	(11.0)	12.6	1.6

Property operating expenses	(184.6)	184.6	—	—
General and administrative expense	(17.1)	13.3	—	(3.8)
Exchangeable debentures interest expense, net	(6.2)	—	—	(6.2)
Interest and other income	5.8	(2.3)	—	3.5
Foreign exchange gains, net	11.0	(3.3)	—	7.7
Interest expense	(86.7)	86.2	—	(0.5)
Depreciation expense	(81.4)	81.4	—	—
Gain on sale of properties	6.9	(5.8)	—	1.1
Provision for losses on properties	(64.3)	64.3	—	—
Recovery on insurance claims	0.7	(0.7)	—	—
Loss on early retirement of debt, net	(6.0)	6.0	—	—
Derivative loss	(1.5)	1.5	—	—

Income (loss) before taxes and non-controlling interests	(2.2)	(7.0)	12.6	3.4
Income and other corporate taxes	28.6	8.9	1.5	39.0
Non-controlling interests	1.9	(1.9)	—	—

Income from continuing operations	28.3	—	14.1	42.4
Discontinued operations	(13.0)	1.5	(14.1)	(25.6)

Net income	$15.3	1.5	—	16.8

		Deconsolidation
Statement of Cash Flows		of Trizec
For the three months ended June 30, 2004	As reported	Properties	As restated

Cash flow from (applied to)
Operating activities	$76.1	(61.4)	14.7
Financial activities	103.4	(115.4)	(12.0)
Investing activities	(34.5)	49.0	14.5

Increase in cash and cash equivalents	$145.0	(127.8)	17.2

		Deconsolidation
Statement of Cash Flows		of Trizec
For the six months ended June 30, 2004	As reported	Properties	As restated
Cash flow from (applied to)
Operating activities	$145.4	(74.5)	70.9
Financial activities	(287.1)	263.1	(24.0)
Investing activities	140.6	(232.0)	(91.4)

Decrease in cash and cash equivalents	$(1.1)	(43.4)	(44.5)

TRIZEC CANADA SECOND QUARTER 2005	9	NOTES TO THE FINANCIAL STATEMENTS

In addition, Trizec Properties determined that the Hollywood & Highland Hotel was a VIE, and Trizec Properties was the primary beneficiary. As a result, Trizec Properties consolidated the Hollywood & Highland Hotel at December 31, 2003. The impact of the consolidation of the Hollywood & Highland Hotel on the consolidated financial statements of Trizec Canada was to increase the deficit at the beginning of the year ended December 31, 2004 by $1.5 million and to increase net income and discontinued operations for the six months ended June 30, 2004 by $1.5 million.
3. OTHER ASSETS

	June 30	December 31
	2005	2004

Dividends receivable from Trizec Properties	$13.2	13.8
Other receivables, net	5.8	5.3
Prepaid expenses and other assets	0.6	0.5

	$19.6	19.6

4. INVESTMENT IN TRIZEC PROPERTIES, INC.

Investment in Trizec Properties, Inc.
December 31, 2004	$761.7
Share of earnings of Trizec Properties	30.4
Dilution gains	3.7
Dividends from Trizec Properties	(26.4)

June 30, 2005	$769.4

A summary of financial information of Trizec Properties, prepared in accordance with Canadian GAAP, is as follows:

	June 30	December 31
Balance Sheets	2005	2004

Properties	$4,293.7	4,200.1
Cash and short-term investments	70.3	194.3
Restricted cash	118.2	116.9
Other assets	433.2	372.2

	$4,915.4	4,883.5

Long-term debt	$2,599.3	2,639.4
Other liabilities	325.4	310.2
Shareholders’ equity	1,990.7	1,933.9

	$4,915.4	4,883.5

TRIZEC CANADA SECOND QUARTER 2005	10	NOTES TO THE FINANCIAL STATEMENTS

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
Results of Operations	2005	2004	2005	2004

Rental income	$112.5	103.9	222.0	206.4
Income from continuing operations	23.4	(20.1)	43.3	19.5
Discontinued operations	24.4	(110.9)	31.5	(64.9)
Net income (loss)	47.8	(131.0)	74.8	(45.4)

Trizec Canada’s investment in Trizec Properties is comprised of the following:

	June 30, 2005		December 31, 2004
	number held	% of outstanding	number held	% of outstanding

Shares of Common stock	59,922,379	39%	59,922,379	39%
Shares of Class F Convertible stock	100,000	100%	100,000	100%
Special Voting Stock	100	100%	100	100%
Warrants to purchase Common stock	905,042	53%	905,042	38%

Common Stock
Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. During the six months ended June 30, 2005, Trizec Properties declared dividends totalling US $0.40 per common share (2004 — US $0.40). Trizec Canada’s share totalled approximately $24.0 million (2004 — $24.0 million). The 2004 and 2003 fourth quarter dividends of $12.0 million were paid in January 2005 and January 2004, respectively.
During the six months ended June 30, 2005, the Corporation recorded dilution gains in the amount of $3.7 million from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.
Class F Convertible Stock
The Class F Convertible Stock held by Trizec Canada Inc. is non-voting and entitled to cumulative dividends at a fixed rate per annum of $0.05 per share, redeemable at Trizec Properties’ option or Trizec Canada’s option after the expiration of the conversion period for $1.00 per share plus unpaid declared dividends, and convertible at the holder’s option only upon the occurrence of certain defined events during a defined conversion period into a number of shares of common stock based on a defined formula.
During the first quarter of 2005, Trizec Properties declared dividends totalling $5 thousand to Trizec Canada (2004 — $5 thousand).
Special Voting Stock
The 100 shares of Special Voting Stock have special voting rights that give Trizec Canada, when aggregated with the voting rights pursuant to ownership of common stock, a majority of votes in elections of directors to the Board of Directors of Trizec Properties at any time prior to January 1, 2008, so long as Trizec Canada Inc. holds at least 5% of Trizec Properties common stock. Thereafter, the Special Voting Stock are non-voting. In addition, for a defined period after the effective date of the Arrangement, this stock will entitle the holder to cash dividends that reflect principally non-Canadian withholding taxes, payable in respect of common stock dividends and special voting stock dividends paid to Trizec Canada.

TRIZEC CANADA SECOND QUARTER 2005	11	NOTES TO THE FINANCIAL STATEMENTS

During the six months ended June 30, 2005, Trizec Properties declared and accrued dividends totalling approximately $2.4 million to Trizec Canada (2004 — $2.5 million).
Warrants
     The Corporation holds 905,042 (December 31, 2004 — 905,042) warrants, each to purchase a share of Trizec Properties common stock at a weighted average price of $15.67 per share. As at June 30, 2005, the warrants, have a weighted average number of years remaining before expiration of 2.3 years.
Related party transactions
On October 9, 2003, the Corporation contributed approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.
5. INVESTMENTS AND OTHER ASSETS

	June 30	December 31
	2005	2004

Marketable securities (market value at June 30, 2005 - approximately $86.0 million; December 31, 2004 - approximately $106.3 million)	$86.0	106.1
Notes receivable and mortgages	24.2	32.1
Deferred financing costs	10.3	10.6
Investment in Barrick — at cost	286.2	286.2

	$406.7	435.0

Marketable securities include $31.3 million (C$38.3 million) denominated in Canadian dollars.
At June 30, 2005, notes receivable and mortgages include a vendor take back note, in the amount of $24.2 million (December 31, 2004 — $27.1 million), which is denominated in Euros (€20.0 million at June 30, 2005 and December 31, 2004). The note is receivable from a company controlled by the controlling shareholder of Trizec Canada, along with a director of Trizec Canada. During the six months ended June 30, 2005, the Corporation recorded interest income from the note receivable in the amount of approximately $0.4 million (2004 — $0.4 million).
6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30	December 31
	2005	2004

Accrued interest expense	$6.6	6.6
Other accrued liabilities	17.4	17.6
Taxes payable	7.6	7.1

	$31.6	31.3

TRIZEC CANADA SECOND QUARTER 2005	12	NOTES TO THE FINANCIAL STATEMENTS

7. LINE OF CREDIT
Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock. The line has no significant financial covenants, and no amounts were drawn and outstanding at June 30, 2005 or December 31, 2004.
8. SHAREHOLDERS’ EQUITY

	June 30	December 31
	2005	2004

Share capital	$376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	37.6	37.8

	$459.0	461.8

a. Share capital
At June 30, 2005 and December 31, 2004, the authorized share capital of the Corporation consisted of:
•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.
b. Issued and outstanding share capital
The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
	Subordinate	Multiple	Total	Amount

June 30, 2005 and December 31, 2004	52.4	7.5	59.9	$376.5

c. Foreign exchange gains (losses), net

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2005	2004	2005	2004

Foreign exchange translation (losses) gains on monetary assets and liabilities denominated in Canadian dollars and European currencies	$(3.6)	(2.7)	(5.6)	1.6
Recognition of historical foreign currency translation adjustments resulting from reductions of net investments in Canada and Europe	—	—	2.6	6.1

	$(3.6)	(2.7)	(3.0)	7.7

During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer

TRIZEC CANADA SECOND QUARTER 2005	13	NOTES TO THE FINANCIAL STATEMENTS

considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.
During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital. As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $6.1 million.
9. INCOME AND OTHER CORPORATE TAXES
The provision for income and other corporate taxes is as follows:

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2005	2004	2005	2004

Recovery (Expense)
Income taxes
Current
- withholding taxes on REIT distributions	$(1.2)	34.2	(2.4)	33.6
- other	—	—	0.4	—
Future
- operations and sales	1.1	6.8	3.0	5.4

	$(0.1)	41.0	1.0	39.0

During the second quarter of 2004, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount has been credited to the consolidated statement of income.

TRIZEC CANADA SECOND QUARTER 2005	14	NOTES TO THE FINANCIAL STATEMENTS

10. PER SHARE AMOUNTS
The following table sets forth the computation of basic and diluted income per share amounts.

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2005	2004	2005	2004

Numerator:
Income from continuing operations	$5.3	28.4	11.5	42.4
Discontinued operations	9.5	(43.8)	12.3	(25.6)
Net income (loss)	14.8	(15.4)	23.8	16.8

Denominator for income per share (in millions):
Weighted average shares outstanding	59.9	59.9	59.9	59.9
Impact of dilutive potential shares resulting from share purchase options	—	—	—	—

Denominator for diluted per share amounts	59.9	59.9	59.9	59.9

Income per share
Basic and diluted
Continuing operations	$0.09	0.47	0.19	0.71
Discontinued operations	0.16	(0.73)	0.21	(0.43)
Net income (loss)	0.25	(0.26)	0.40	0.28

None of the 0.8 million share purchase options outstanding at June 30, 2005 and 2004 were included in per share computations as they would have had an anti-dilutive effect.
11. SHARE-BASED COMPENSATION ARRANGEMENTS
a. Share purchase options
The following summarizes the outstanding Trizec Canada share purchase options at June 30, 2005:

millions of options

Outstanding at beginning and end of period
Weighted average price C$24.33	0.8

Exercisable at end of period consists of
Price range C$22.75 - C$24.29, weighted average price of C$23.74	0.4
Price range C$24.40 - C$28.62, weighted average price of C$25.01	0.4

Weighted average price of C$24.33	0.8

b. Stock-based compensation
The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation for the three-month and six-month period ended June 30, 2005 would be $0.1 million and $0.2 million, respectively (June 30, 2004 — $0.1 million and $0.2 million, respectively). This would result in a pro forma net income of $14.7 million and $23.6 million or $0.25 and $0.40 per share, respectively (June 30, 2004 — net loss and net income of $15.5 million and $16.6 million or $0.26 and $0.28 per share, respectively). This compares with net income per share, as reported, of $0.25 and $0.40 (June 30, 2004 — net loss and net income per

TRIZEC CANADA SECOND QUARTER 2005	15	NOTES TO THE FINANCIAL STATEMENTS

share, as reported, of $0.26 and $0.28 per share, respectively). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.
12. CONTINGENCIES
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at June 30, 2005 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.
In addition, the Corporation has also provided certain indemnifications related to the sale during 2003 of its interest in TriGranit and a certain TriStannifer Developments’ property. The maximum amounts from these indemnifications cannot be reasonably estimated at this time.

TRIZEC CANADA SECOND QUARTER 2005	16	NOTES TO THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
The following Management’s Discussion and Analysis (“MD&A”), which has been prepared as of August 9, 2005, should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) and the notes thereto for the six months ended June 30, 2005, as well as the paragraph regarding forward looking statements on page 49 hereof.
During the fourth quarter of 2004, Trizec Canada adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities” (see ACCOUNTING CHANGE). The purpose of AcG-15 is to provide guidance as to when a corporation includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. As a result of applying the provisions of AcG-15, Trizec Canada no longer fully consolidates the assets, liabilities and results of operations of Trizec Properties, Inc. (“Trizec Properties”) but accounts for its investment using the equity method of accounting. Under the equity method of accounting, Trizec Canada’s share (approximately 39%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties”. In addition, Trizec Canada’s share of the equity earnings of Trizec Properties (approximately 39%) is presented in Trizec Canada’s income statement as “Share of earnings of Trizec Properties”. In accordance with the transitional provisions of the guideline, the Corporation has chosen to restate prior periods.
The MD&A also reflects this change in accounting method. Discussion of the Corporation’s business that is conducted through Trizec Properties has been presented separately and is analyzed and explained under the caption INVESTMENT IN TRIZEC PROPERTIES, INC. This discussion reflects the results of Trizec Properties’ entire operations and is not limited to Trizec Canada’s economic interest. Other sections of the MD&A analyze and explain the portion of the business conducted by Trizec Canada directly and through its consolidated subsidiaries.
All dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. For periods prior to May 8, 2002, references to the “Corporation” or “Trizec Canada” refer to TrizecHahn Corporation (“TrizecHahn”), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002 (see PLAN OF ARRANGEMENT). Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn Corporation dated March 13, 2002.
Additional information relating to the Corporation for the six months ended June 30, 2005, filed with applicable Canadian securities regulators in Canada, may be accessed at www.sedar.com.
OVERVIEW
Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, a publicly traded U.S. office real estate investment trust, or REIT. Trizec Properties is one of the largest owners and managers of commercial property in the United States, with owned interests in and management of 52 U.S. office properties containing approximately 37.3 million square feet, or approximately 33.8 million square feet based upon Trizec Properties’ pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.
Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Shares of Trizec Properties Common Stock trade on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-Q for the six months ended June 30, 2005, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on August 9, 2005. The Corporation’s financial disclosure, where applicable, is consistent with that of Trizec Properties. Trizec Properties’ Form 10-Q does not form part of this MD&A.

TRIZEC CANADA INC.	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Canada is a mutual fund corporation under Canadian tax rules. In order to maintain this status as a mutual fund corporation, Trizec Canada must, amongst other things, continue to be maintained primarily for the benefit of persons who are residents of Canada for purposes of the Tax Act. Accordingly, the Trizec Canada Shares are subject to restrictions (i) on transfer such that Trizec Canada will refuse to register a transfer of Trizec Canada Shares to a person who is not a Canadian Resident if, after giving effect to the transfer, the total number of Trizec Canada Constrained Shares held (either legally or beneficially) by or on behalf of persons who are not Canadian Residents would exceed 45% of the total number of issued and outstanding Trizec Canada Shares, and (ii) on ownership such that if the number of Trizec Canada Shares held by persons other than Canadian Residents exceeds 45% of the total number of issued and outstanding Trizec Canada Constrained Shares, Trizec Canada may sell shares owned by non-Canadian Residents in order to reduce the number held by them.
PLAN OF ARRANGEMENT
On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the “Arrangement”) under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets and certain non-U.S. assets, becoming a publicly-traded REIT. On April 23, 2002, all classes of TrizecHahn’s shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement. The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. It is expected that Trizec Canada will pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.
Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties Common Stock, and one share of Trizec Properties Common Stock is held by Trizec Canada for each outstanding Trizec Canada Share. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. Trizec Properties Special Stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors. Effective for the annual financial statements for the year ended December 31, 2004, Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see ACCOUNTING CHANGE).
Immediately after May 8, 2002, certain former holders of TrizecHahn Subordinate Voting Shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn Subordinate Voting Shares. The effect of this exchange was recorded on the consolidated balance sheet as a reduction in Net Assets of $1,267.9 million, which was based on the historical cost basis of TrizecHahn’s interest in Trizec Properties, with a decrease in retained earnings of $424.4 million and share capital of $843.5 million.
Trizec Canada’s results include its share of earnings of Trizec Properties after the effective date of the Arrangement.

TRIZEC CANADA INC.	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

ACCOUNTING CHANGE
The CICA issued AcG-15 on the consolidation of variable interest entities (“VIEs”). This guideline applies to annual and interim periods beginning on or after November 1, 2004; however, Trizec Canada elected to adopt this presentation for its annual reporting beginning with its annual financial statements for the year ended December 31, 2004. VIEs include, among others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based upon certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the reporting entity is determined to be the primary beneficiary will it consolidate the VIE.
During 2004, the Corporation adopted the provisions of AcG-15 on a retroactive basis with restatement of prior periods. In applying the provisions of AcG-15, the Corporation has determined that Trizec Properties is a VIE and the Corporation is not its primary beneficiary. As such, the Corporation has changed its method of accounting for its investment in Trizec Properties from the consolidation method to the equity method of accounting.
The adoption of the guideline has resulted in the following changes to Trizec Canada’s comparative consolidated statements of income loss and consolidated statements of cash flows for the three and six months ended June 30, 2004. In addition, the consolidated statement of income reflects an adjustment to discontinued operations for properties designated as held for sale during 2004.

TRIZEC CANADA INC.	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

		Deconsolidation
Statement of Income (Loss)		of Trizec	Discontinued
For the three months ended June 30, 2004	As reported	Properties	Operations	As restated

Rental revenue	$209.5	(209.5)	—	—
Share of earnings of Trizec Properties	—	(52.6)	43.8	(8.8)

Property operating expenses	(90.6)	90.6	—	—
General and administrative expense	(10.9)	9.0	—	(1.9)
Exchangeable debentures interest expense, net	(1.4)	—	—	(1.4)
Interest and other income	2.9	(1.8)	—	1.1
Foreign exchange gains, net	(2.7)	—	—	(2.7)
Interest expense	(42.6)	42.6	—	—
Depreciation expense	(39.9)	39.9	—	—
Gain on sale of properties	(13.4)	14.5	—	1.1
Provision for losses on properties	(64.3)	64.3	—	—
Recovery on insurance claims	0.5	(0.5)	—	—
Loss on early retirement of debt, net	(6.3)	6.3	—	—
Derivative loss	0.6	(0.6)	—	—

Income (loss) before taxes and non-controlling interests	(58.6)	2.2	43.8	(12.6)
Income and other corporate taxes	36.1	1.9	3.0	41.0
Non-controlling interests	34.1	(34.1)	—	—

Income from continuing operations	11.6	(30.0)	46.8	28.4
Discontinued operations	(27.0)	30.0	(46.8)	(43.8)

Net loss	$(15.4)	—	—	(15.4)

TRIZEC CANADA INC.	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

		Deconsolidation
Statement of Income (Loss)		of Trizec	Discontinued
For the six months ended June 30, 2004	As reported	Properties	Operations	As restated

Rental revenue	$421.2	(421.2)	—	—
Share of earnings of Trizec Properties	—	(11.0)	12.6	1.6

Property operating expenses	(184.6)	184.6	—	—
General and administrative expense	(17.1)	13.3	—	(3.8)
Exchangeable debentures interest expense, net	(6.2)	—	—	(6.2)
Interest and other income	5.8	(2.3)	—	3.5
Foreign exchange gains, net	11.0	(3.3)	—	7.7
Interest expense	(86.7)	86.2	—	(0.5)
Depreciation expense	(81.4)	81.4	—	—
Gain on sale of properties	6.9	(5.8)	—	1.1
Provision for losses on properties	(64.3)	64.3	—	—
Recovery on insurance claims	0.7	(0.7)	—	—
Loss on early retirement of debt, net	(6.0)	6.0	—	—
Derivative loss	(1.5)	1.5	—	—

Income (loss) before taxes and non-controlling interests	(2.2)	(7.0)	12.6	3.4
Income and other corporate taxes	28.6	8.9	1.5	39.0
Non-controlling interests	1.9	(1.9)	—	—

Income from continuing operations	28.3	—	14.1	42.4
Discontinued operations	(13.0)	1.5	(14.1)	(25.6)

Net income	$15.3	1.5	—	16.8

		Deconsolidation
Statement of Cash Flows		of Trizec
For the three months ended June 30, 2004	As reported	Properties	As restated

Cash flow from (applied to)
Operating activities	$76.1	(61.4)	14.7
Financial activities	103.4	(115.4)	(12.0)
Investing activities	(34.5)	49.0	14.5

Increase in cash and cash equivalents	$145.0	(127.8)	17.2

		Deconsolidation
Statement of Cash Flows		of Trizec
For the six months ended June 30, 2004	As reported	Properties	As restated

Cash flow from (applied to)
Operating activities	$145.4	(74.5)	70.9
Financial activities	(287.1)	263.1	(24.0)
Investing activities	140.6	(232.0)	(91.4)

Decrease in cash and cash equivalents	$(1.1)	(43.4)	(44.5)

TRIZEC CANADA INC.	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES
The discussion and analysis of Trizec Canada’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of these financial statements requires the Corporation to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada’s significant accounting policies, see Note 1 in the notes to the December 31, 2004 consolidated financial statements. The critical accounting estimates used in the preparation of Trizec Canada’s interim consolidated financial statements are described in more detail in the Corporation’s annual MD&A for the year ended December 31, 2004.
RESULTS OF OPERATIONS
The following presents the financial position of the Corporation as at June 30, 2005 and December 31, 2004.

	June 30	December 31
(US$ millions)	2005	2004

Assets

Current assets
Cash and cash equivalents	$73.5	56.0
Restricted cash	7.6	7.9
Other assets	19.6	19.6

	100.7	83.5
Investment in Trizec Properties, Inc.	769.4	761.7
Investments and other assets	406.7	435.0
Future income taxes	104.7	103.8

	$1,381.5	1,384.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$31.6	31.3

Exchangeable debentures
Carrying amount	758.4	733.9
Deferred amount	132.5	157.0

	890.9	890.9

	922.5	922.2

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	37.6	37.8

	459.0	461.8

	$1,381.5	1,384.0

TRIZEC CANADA INC.	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following statements of income compare the operating results for Trizec Canada on a year-over-year basis for the three and six months ended June 30, 2005 and 2004:

					Increase (decrease) in
					Net Income
	3 Months	3 Months	6 Months	6 Months	3 Months	6 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30	June 30	June 30
(US$ millions, except per share amounts)	2005	2004	2005	2004	2005	2005

Share of earnings of Trizec Properties	$9.7	(8.8)	18.1	1.6	18.5	16.5

Expenses and other income
General and administrative expense	(2.5)	(1.9)	(4.7)	(3.8)	(0.6)	(0.9)
Exchangeable debentures interest expense, net	(1.4)	(1.4)	(6.2)	(6.2)	—	—
Interest and other income	1.2	1.1	2.6	3.5	0.1	(0.9)
Dilution gains	2.0	—	3.7	—	2.0	3.7
Foreign exchange gains, net	(3.6)	(2.7)	(3.0)	7.7	(0.9)	(10.7)
Gain on sale of property	—	1.1	—	1.1	(1.1)	(1.1)
Interest expense	—	—	—	(0.5)	—	0.5

Income (loss) before taxes and discontinued operations	5.4	(12.6)	10.5	3.4	18.0	7.1
Income and other corporate taxes	(0.1)	41.0	1.0	39.0	(41.1)	(38.0)

Income from continuing operations	5.3	28.4	11.5	42.4	(23.1)	(30.9)
Discontinued operations — share of earnings of Trizec Properties	9.5	(43.8)	12.3	(25.6)	53.3	37.9

Net income (loss)	$14.8	(15.4)	23.8	16.8	30.2	7.0

Per share
Basic and diluted
Income from continuing operations	$0.09	0.47	0.19	0.71	(0.38)	(0.52)

Discontinued operations	$0.16	(0.73)	0.21	(0.43)	0.89	0.64

Net income (loss)	$0.25	(0.26)	0.40	0.28	0.51	0.12

For the Three Months Ended June 30, 2005
Share of earnings of Trizec Properties
The Corporation accounts for its investment in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share of the earnings of Trizec Properties (approximately 39%) is allocated between continuing and discontinued operations consistent with the discontinued operations treatment applied by Trizec Properties to its own operations.
The increase in Trizec Canada’s total share of earnings of Trizec Properties of approximately $71.8 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004 reflects the increase in net income (prepared in accordance with Canadian GAAP) of Trizec Properties. Trizec Properties’ results for the second quarter of 2004 included in the impact of a provision for loss on real estate and loss on early debt retirement. A discussion of the Corporation’s business conducted through Trizec Properties has been included under the caption INVESTMENT IN TRIZEC PROPERTIES, INC. In addition, during the second quarter, the Corporation recorded dilution gains in the amount of $2.0 million from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.

TRIZEC CANADA INC.	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest and other income
Interest and other income increased by approximately $0.1 million for the three months ended June 30, 2005 compared to the same period in 2004. This increase reflects the higher average marketable securities balances for the three month ended June 30, 2005 compared to the three months ended June 30, 2004.
Foreign exchange gains, net
Foreign currency exchange losses for the three months ended June 20, 2005 and June 30, 2004 reflect translation losses upon adjusting Canadian and European monetary assets and liabilities to current exchange rates with the adjustment recorded in net income for the period.
Income and other corporate taxes
During the second quarter of 2004, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income during the second quarter of 2004.
For the Six Months Ended June 30, 2005
Share of earnings of Trizec Properties
The increase in Trizec Canada’s total share of earnings of Trizec Properties of approximately $54.4 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 reflects the increase in net income (prepared in accordance with Canadian GAAP) of Trizec Properties. Trizec Properties’ results for the six months ended June 2004 reflect the impact of a second quarter provision for loss on real estate and loss on early debt retirement. In addition, during the six months ended June 30, 2005, the Corporation recorded dilution gains in the amount of $3.7 million from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.
Interest and other income
Total interest income decreased by approximately $0.9 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This decrease was primarily due to income earned during 2004 related to the Corporation’s direct investment in the Hollywood & Highland Hotel.
Foreign exchange gains, net
During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.
During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital. As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $6.1 million.

TRIZEC CANADA INC.	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest expense
With the exception of the exchangeable debentures, Trizec Canada had no interest bearing debt outstanding during 2005. As a result, total interest expense decreased by approximately $0.5 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.
Income and other corporate taxes
The six months ended June 30, 2005 compared to the six months ended June 30, 2004 reflects the impact of the completion of an internal restructuring, whereby the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income during the second quarter of 2004.
LIQUIDITY AND CAPITAL STRUCTURE
At June 30, 2005, the Corporation had $73.5 million in cash and cash equivalents on a consolidated basis. In addition, the Corporation had $7.6 million of restricted cash held to satisfy certain obligations. The Corporation also held $86.0 million in marketable securities at June 30, 2005.
As at June 30, 2005, Trizec Canada had a $10 million revolving credit facility secured by six million shares of Trizec Properties Common Stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility as at June 30, 2005.
Dividend distributions
During the first quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2005.
During the second quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to second quarter of 2005.
Trizec Properties has stated that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions. Until November 2007, Trizec Canada intends to pay the same per share dividend on Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock.
Outstanding shares
The following numbers of Trizec Canada shares and share purchase options were outstanding at
June 30, 2005 and August 9, 2005.

	Issued and Outstanding at
	June 30	August 9
	2005	2005

Subordinate Voting Shares	52,400,097	52,400,097
Multiple Voting Shares	7,522,283	7,522,283

	59,922,380	59,922,380

Options to purchase Subordinate Voting Shares	784,042	784,042

TRIZEC CANADA INC.	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

MONETIZATION STATUS
As a result of the substantial completion of the Arrangement’s monetization plan, Trizec Canada’s pro forma net other assets was $159.7 million at June 30, 2005, of which $159.5 million was held in the form of cash and cash equivalents and marketable securities.
The following presents the pro forma Net Other Assets position (excluding its investment in Trizec Properties) of Trizec Canada at June 30, 2005:

		Adjustments for
		Barrick Shares and
		TrizecHahn
		Exchangeable	Investment in	Pro Forma Trizec
As at June 30, 2005	Total	Debentures	Trizec Properties	Canada

Assets
Cash and cash equivalent	$73.5	—	—	73.5
Restricted cash	7.6	—	—	7.6
Other assets	19.6	—	(13.2)	6.4
Investment in Trizec Properties, Inc.	769.4	—	(769.4)	—
Marketable securities	86.0	—	—	86.0
Investment in Barrick	286.2	(286.2)	—	—
Investments and other assets	34.5	(10.3)	—	24.2
Future income taxes	104.7	—	—	104.7

	$1,381.5	(296.5)	(782.6)	302.4

Liabilities
Exchangeable debentures	$890.9	(890.9)	—	—
Accounts payable and accrued liabilities	31.6	(6.6)	—	25.0

	$922.5	(897.5)	—	25.0

				277.4
Adjustment to future income taxes to estimated liability				(117.7)

Pro forma Net Other Assets				$159.7

Trizec Canada’s balance sheet at June 30, 2005 includes a net asset of $104.7 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and timing differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of losses and timing differences in the above pro forma analysis, for the purpose of the valuation of the Net Other Assets, because of Trizec Canada’s Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $13 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of losses and timing differences.
RELATED PARTY TRANSACTIONS
On October 9, 2003, the Corporation contributed approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.

TRIZEC CANADA INC.	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

At June 30, 2005, notes receivable and mortgages include a vendor take back note, in the amount of $24.2 million (December 31, 2004 — $27.1 million), which is denominated in Euros (€20.0 million at June 30, 2005 and December 31, 2004). The note is receivable from a company controlled by the controlling shareholder of Trizec Canada, along with a director of Trizec Canada. During the six months ended June 30, 2005, the Corporation recorded interest income from the note receivable in the amount of approximately $0.4 million (2004 — $0.4 million).
NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS
CICA Handbook Section 3855 (“CICA 3855”) “Financial Instruments — Recognition and Measurement”
CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. CICA 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3865 “Hedges” and CICA 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3855 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 3865 (“CICA 3865”) “Hedges”
CICA 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied. CICA 3865 applies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3865 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 1530 (“CICA 1530”) "Comprehensive Income”
CICA 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and CICA 3865 “Hedges”.

TRIZEC CANADA INC.	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation is currently evaluating the impact of adoption of CICA 1530 and has not yet determined the effect of adoption on its results of operations and financial condition.
CICA Handbook Section 3251 (“CICA 3251”) “Equity”
CICA 3251 replaces CICA 3250 “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. CICA 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. An entity adopting this CICA for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement”, CICA 3865 “Hedges”, and Section 1530 “Comprehensive Income”.
The Corporation is currently evaluating the impact of adoption of CICA 3251 and has not yet determined the effect of adoption on its results of operations and financial condition.
SUMMARY QUARTERLY INFORMATION
The following summarizes Trizec Canada’s operating results on a quarterly basis, restated for the adoption of AcG-15 (see ACCOUNTING CHANGE). In addition, certain comparatives have been reclassified to the current presentation of discontinued operations.

For the six months ended June 30, 2005	1st	2nd	Year to
(US$ millions, except per share amounts)	Quarter	Quarter	date

Share of earnings of Trizec Properties	$8.4	9.7	18.1
Income from continuing operations	6.2	5.3	11.5
Discontinued operations	2.8	9.5	12.3
Net income	9.0	14.8	23.8
Income per share — basic and diluted
Continuing operations	0.10	0.09	0.19
Discontinued operations	0.05	0.16	0.21
Net income	0.15	0.25	0.40

For the year ended December 31, 2004	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$10.4	(8.8)	12.9	8.9	23.4
Income from continuing operations	14.0	28.4	11.7	11.7	65.8
Discontinued operations	18.2	(43.8)	14.5	36.4	25.3
Net income (loss)	32.2	(15.4)	26.2	48.1	91.1
Income (loss) per share — basic and diluted
Continuing operations	0.24	0.47	0.20	0.20	1.11
Discontinued operations	0.30	(0.73)	0.24	0.60	0.41
Net income (loss)	0.54	(0.26)	0.44	0.80	1.52

TRIZEC CANADA INC.	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2003	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$23.1	(1.1)	24.3	13.3	59.6
Income from continuing operations	58.4	1.4	22.2	39.8	121.8
Discontinued operations	1.4	2.3	0.2	11.9	15.8
Net income	59.8	3.7	22.4	51.7	137.6
Income per share — basic and diluted
Continuing operations	0.97	0.02	0.37	0.66	2.02
Discontinued operations	0.03	0.04	—	0.21	0.28
Net income	1.00	0.06	0.37	0.87	2.30
INVESTMENT IN TRIZEC PROPERTIES, INC.
The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon Trizec Properties’ consolidated financial statements for the three and six months ended June 30, 2005 and 2004, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). This discussion of the results of Trizec Properties reflects Trizec Properties’ entire operations and is not limited to Trizec Canada’s pro rata economic interest therein.
Critical Accounting Policies
The preparation of Trizec Properties’ financial statements requires it to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. The critical accounting policies used in the preparation of Trizec Properties interim financial statements are described in more detail in the Corporation’s annual MD&A for the year ended December 31, 2004.
Accounting Definitions
Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties’ management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. Trizec Properties’ method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.
Differences from Canadian Accounting Principles
Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with U.S. GAAP.
U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

TRIZEC CANADA INC.	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties, Inc.

Balance Sheets	June 30, 2005							December 31 2004
				Property
	U.S.	Proportionate	Leasing	Book	Derivative		CDN	CDN
(US$ millions)	GAAP	Consolidation	Costs	Value	Instruments	Other	GAAP	GAAP

Assets
Real estate, net	$3,802.1	410.1	125.1	(43.6)	—	—	4,293.7	4,200.1
Cash and cash equivalents	70.3	—	—	—	—	—	70.3	194.3
Escrows and Restricted cash	86.9	31.3	—	—	—	—	118.2	116.9
Investment in unconsolidated real estate joint ventures	121.1	(121.1)	—	—	—	—	—	—
Other assets	474.2	71.8	(125.1)	—	10.8	1.5	433.2	372.2

	$4,554.6	392.1	—	(43.6)	10.8	1.5	4,915.4	4,883.5

Liabilities
Mortgage debt and other loans	$2,179.6	419.7	—	—	—	—	2,599.3	2,639.4
Accounts payable and accrued liabilities	349.7	(27.6)	—	—	(5.8)	6.4	322.7	307.4
Minority interest	7.6	—	—	—	—	(4.9)	2.7	2.8
Redeemable preferred stock	0.2	—	—	—	—	(0.2)	—	—

	2,537.1	392.1	—	—	(5.8)	1.3	2,924.7	2,949.6

Shareholders’ Equity	2,017.5	—	—	(43.6)	16.6	0.2	1,990.7	1,933.9

	$4,554.6	392.1	—	(43.6)	10.8	1.5	4,915.4	4,883.5

Trizec Canada’s investment in Trizec Properties, Inc. under Canadian GAAP:
Assets							$4,915.4	4,883.5
Liabilities							2,924.7	2,949.6

Net Assets							$1,990.7	1,933.9

Trizec Canada’s share (approximately 39%)							$769.4	761.7

TRIZEC CANADA INC.	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties, Inc.

Statements of Income (Loss)							Increase (decrease) in Net
For the three months ended June 30,	2005					2004	Income
	U.S.	Proportionate	Property Book		CDN	CDN	CDN
(US$ millions)	GAAP	Consolidation	Value	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$179.8	25.7	—	—	205.5	185.6	19.9

Expenses
Property operating expenses	(81.1)	(11.9)	—	—	(93.0)	(81.7)	(11.3)
General and administrative expense	(10.0)	—	—	—	(10.0)	(9.0)	(1.0)
Depreciation and amortization expense	(41.2)	(3.5)	0.3	—	(44.4)	(33.5)	(10.9)
Provision for loss on real estate	—	—	—	—	—	(25.2)	25.2
Provision for loss on investment	—	—	—	—	—	—	—

	(132.3)	(15.4)	0.3	—	(147.4)	(149.4)	2.0

Operating Income	47.5	10.3	0.3	—	58.1	36.2	21.9

Other income (expenses)
Interest and other income	2.0	0.4	—	—	2.4	1.9	0.5
Foreign currency exchange gain	—	—	—	—	—	—	—
Loss on early debt retirement	—	—	—	—	—	(6.3)	6.3
Recovery on insurance claims	—	—	—	—	—	0.5	(0.5)
Interest expense	(33.9)	(6.0)	—	—	(39.9)	(37.9)	(2.0)
Derivative gain (loss)	—	(0.2)	—	—	(0.2)	0.6	(0.8)
Lawsuit settlement	—	—	—	—	—	(0.1)	0.1

	(31.9)	(5.8)	—	—	(37.7)	(41.3)	3.6

Income before the following	15.6	4.5	0.3	—	20.4	(5.1)	25.5
Gain on sale of properties, net	—	—	—	0.3	0.3	(14.5)	14.8
Provision for income and other corporate taxes	2.7	—	—	—	2.7	(1.9)	4.6
Minority interest	(0.4)	—	—	0.4	—	1.4	(1.4)
Income from unconsolidated real estate joint ventures	4.5	(4.5)	—	—	—	—	—

Income (loss) from continuing operations	22.4	—	0.3	0.7	23.4	(20.1)	43.5

Discontinued operations
Income from discontinued operations	2.7	—	0.1	—	2.8	(108.2)	111.0
Gain on disposition of discontinued real estate	20.9	—	0.7	—	21.6	(2.7)	24.3

	23.6	—	0.8	—	24.4	(110.9)	135.3

Gain (loss) on disposition on real estate, net	0.3	—	—	(0.3)	—	—	—

Net income (loss)	$46.3	—	1.1	0.4	47.8	(131.0)	178.8

Trizec Canada’s share of earnings of Trizec Properties, Inc. under Canadian GAAP

Continuing operations					$9.7	(8.8)	18.5
Discontinued operations					9.5	(43.8)	53.3

					$19.2	(52.6)	71.8

Proportionate consolidation
Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation’s ownership interest.

TRIZEC CANADA INC.	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Leasing costs
Under Canadian GAAP, leasing costs are classified as part of real estate, net, whereas under U.S. GAAP they are classified as deferred charges and included in other assets.
Property book value
Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.
Derivative instruments
Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.
UPREIT structure
On December 22, 2004, Trizec Properties completed the reorganization of its operating structure by converting to an umbrella partnership real estate investment trust, or UPREIT, structure (the “UPREIT Conversion”). In connection with the UPREIT Conversion, Trizec Properties formed a new operating entity, Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company). Trizec Properties now conducts and intends to continue to conduct its business, and owns and intends to continue to own substantially all of its assets, through the Operating Company. As the sole managing member of the Operating Company, Trizec Properties generally has the exclusive power under the limited liability company agreement to manage and conduct the business of the Operating Company, subject to certain limited approval and voting rights of other members that may be admitted in the future. Currently, the Operating Company is wholly owned by Trizec Properties.

TRIZEC CANADA INC.	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations for the three months ended June 30, 2005
Trends in Occupancy
Although the macroeconomic conditions that negatively affected employment levels over the past few years have improved, demand for office space in Trizec Properties’ core markets has been relatively stagnant resulting in relatively flat occupancy rates. However, Trizec Properties is optimistic that demand for office space will continue to improve during the remainder of the year and into 2006. The office rental market continues to be extremely competitive. Such competitive environment for attracting tenants continues to apply downward pressure on market rents and upward pressure on tenant incentives. However, although rental rates for new and renewal leasing have remained relatively flat for the six months ended June 30, 2005, Trizec Properties has experienced modest increases in rental rates for new and renewal leasing during the second quarter of 2005. Trizec Properties’ focus for the remainder of the year will be to renew or re-lease expiring space. The table below reflects occupancy rates by market at June 30, 2005 compared to December 31, 2004 and shows the percentage of square feet that will expire during the remainder of the year for Trizec Properties’ office portfolio.

OWNED AREA
			Percentage of space
	Occupancy Rates At		expiring during the
	June 30, 2005	December 31, 2004	remainder of 2005
Core Markets
Atlanta	89.7%	89.0%	3.6%
Chicago	88.3%	94.0%	1.6%
Dallas	85.9%	85.2%	4.8%
Houston	84.8%	84.4%	2.9%
Los Angeles	88.4%	88.4%	3.0%
New York	93.1%	96.8%	3.3%
Washington, D.C.	90.3%	95.0%	5.0%

Total Core Markets	88.7%	90.2%	3.6%

Secondary Markets	83.2%	83.9%	3.9%

Total Office Properties	88.0%	89.5%	3.6%

For the six months ended June 30, 2005, Trizec Properties leased approximately 2.9 million square feet of owned area new and renewal space. Occupancy for its portfolio based on owned area was approximately 88.0% at June 30, 2005, compared to approximately 89.5% at December 31, 2004. In addition, for the six months ended June 30, 2005, based upon Trizec Properties’ owned area, leases expired at an average gross rent of approximately $23.69 per square foot and were generally being signed at an average gross rent of approximately $23.66 per square foot. For the three months ended June 30, 2005, Trizec Properties leased approximately 1.4 million square feet of owned area new and renewal space. In addition, for the three months ended June 30, 2005, leases expired at an average gross rent of approximately $21.55 per square foot and were generally being signed at an average gross rent of approximately $22.67 per square foot.
Trizec Properties monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help identify significant credit risks. At the end of June 2005, Trizec Properties was closely monitoring tenants with leases representing approximately 2.2% of the leaseable area of its U.S. office portfolio and approximately 2.4% of its annual gross rent for the U.S. office portfolio.

TRIZEC CANADA INC.	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Revenues
Property revenues increased by approximately $19.9 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. Property revenues increased approximately $11.4 million due to the acquisition of Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004, by approximately $2.5 million due to the acquisition of an interest in 2001 M Street, located in Washington D.C., in the fourth quarter of 2004, and by approximately $3.3 million due to the acquisition of 1200 K Street, N.W., located in Washington D.C., in the second quarter of 2005. Rental revenue increased by approximately $1.1 million primarily due to increases in average occupancy in the Washington, D.C. and Los Angeles market. Tenant recoveries increased by approximately $2.1 million primarily due to an increase in average occupancy for certain of our core markets as well as an increase in recoverable operating expenses. In addition, parking and other income increased by approximately $1.9 million primarily due to an increase in fees associated with services provided to tenants as well as an increase in termination fees. These increases were partially offset by a decrease in property revenues of approximately $1.1 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004. In addition, there was a decrease of approximately $1.3 million in management fee income for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. This decrease was primarily due to management of the Sears Tower, located in Chicago, Illinois, that ceased in the second quarter of 2004.
Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the three months ended June 30, 2005, Trizec Properties recognized approximately $1.8 million of termination fees compared to approximately $1.2 million for the three months ended June 30, 2004.
Property Operating Expenses
Property operating expenses increased by approximately $11.3 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. Property operating expenses increased by approximately $7.5 million due to the acquisition of Bank of America Plaza, 1200 K Street N.W., and an interest in 2001 M Street. Property operating expenses increased by approximately $4.7 million due to general increases in utilities expense, repairs and maintenance expense, insurance expense and other recoverable expenses for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. In addition, approximately $2.7 million of the increase in property operating expenses is due to an increase in property taxes. These increases were partially offset by a decrease in property operating expenses of approximately $0.8 million due to the sale of a 50% interest in Plaza of the Americas in the second quarter of 2004. In addition, a decrease in building management expenses, primarily due to the cessation of our management of the Sears Tower, resulted in a decrease in property operating expenses of approximately $2.1 million, and a decrease in bad debt expense resulted in a decrease in property operating expenses of approximately $0.7 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004.
Excluding the impact of lease termination fees on revenues, Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to approximately 54.3% for the three months ended June 30, 2005 from approximately 55.7% for the three months ended June 30, 2004, primarily reflecting an increase in operating expenses.

TRIZEC CANADA INC.	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative
General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.
General and administrative expense increased by approximately $1.0 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. This increase is primarily due to expenses related to the relocation of Trizec Properties’ corporate headquarters and general increases in professional fees, for the three months ended June 30, 2005 compared to the three months ended June 30, 2004, partially offset by a decrease in bonus accruals.
Depreciation and Amortization
Depreciation and amortization expense increased by approximately $10.9 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. The acquisition of Bank of America Plaza, 1200 K Street and the acquisition of an interest in 2001 M Street resulted in an increase in depreciation and amortization expense of approximately $8.5 million. The relocation of Trizec Properties’ corporate headquarters and the related equipment purchases resulted in an increase in depreciation and amortization expense of approximately $1.0 million. In addition, depreciation and amortization expense increased by approximately $1.6 million primarily due to accelerated depreciation of tenant improvements resulting from early termination of leases and additional depreciation related to tenant improvements incurred subsequent to January 1, 2004. These increases in depreciation and amortization expense were partially offset by a decrease in depreciation and amortization expense of approximately $0.2 million due to the disposition of a 50% interest in Plaza of the Americas in the second quarter of 2004.
Provision for Loss on Real Estate
During the three months ended June 30, 2004, Trizec Properties recognized a provision for loss on real estate in the aggregate amount of approximately $25.2 million. In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.1 million. In conjunction with the sale of Trizec Properties’ 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based on the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on real estate of approximately $12.0 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.
During the three months ended June 30, 2004, Trizec Properties recognized a provision for loss on real estate of approximately $13.2 million to reduce the carrying value of its 50% interest in Bank One Center in Dallas, Texas, to its fair value. Fair value was determined by internal valuation.
Interest and Other Income
Interest and other income increased by approximately $0.5 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004 primarily due to an increase in average cash balances for the three months ended June 30, 2005 compared to the three months ended June 30, 2004.

TRIZEC CANADA INC.	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Loss on Early Debt Retirement
During the three months ended June 30, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of its $350.0 million secured revolving credit facility. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $4.8 million comprised primarily of the write-off of unamortized deferred financing costs and a yield maintenance fee related to refinancing during the quarter of the Grace building and 1411 Broadway in New York, New York.
Recovery on Insurance Claims
During the three months ended June 30, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.1 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.
Interest Expense
Interest expense increased by approximately $2.0 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. Interest expense increased by approximately $1.5 million due to a higher outstanding balance on Trizec Properties’ credit facility. In addition, in conjunction with the acquisition of Bank of America Plaza and the acquisition of an interest in 2001 M Street, Trizec Properties entered into mortgage loans totaling, in the aggregate, approximately $286.5 million which resulted in an increase in interest expense of approximately $3.8 million during the three months ended June 30, 2005. These increases were partially offset by a decrease of approximately $1.9 million resulting from lower average debt balances outstanding due to early debt retirements, regular principal amortization and lump sum repayments. Capitalized interest on Trizec Properties’ investment in the Waterview mixed-use development resulted in a decrease in interest expense of approximately $0.4 million. In addition, interest expense decreased by approximately $2.6 million primarily due to certain interest rate swap contracts that were unwound during the fourth quarter of 2004.
Derivative Gain
During the three months ended June 30, 2004, Trizec Properties recorded a derivative gain of approximately $0.6 million representing the total ineffectiveness of our interest rate swap contracts. Due to the pay off and retirement of certain amounts of variable rate debt during 2004, and due to the anticipated pay off and retirements of certain variable rate debt in the future, Trizec Properties dedesignated interest rate swap contracts in the notional amount of approximately $375.0 million.
Gain (Loss) on Sale of Real Estate, Net
In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.0 million. In addition, during the three months ended June 30, 2004, Trizec Properties disposed of two land parcels that resulted in a gain on disposition of real estate of approximately $4.5 million.

TRIZEC CANADA INC.	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

On April 30, 2004, the members of the JBG/TrizecHahn Waterview Venture L.L.C., a joint venture through which Trizec Properties owned an 80% interest in the Waterview Development, located in Arlington, Virginia, sold the property, a mixed-use development parcel, to a newly formed joint venture, Waterview L.L.C., in which Trizec Properties acquired a 25% interest. Trizec Properties recognized a gain on sale of properties of approximately $0.7 million in conjunction with the sale.
Provision for Income and Other Corporate Taxes, Net
Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes decreased by approximately $4.6 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004 primarily due to a recovery of excess withholdings made in previous years.
Minority Interest
During the three months ended June 30, 2004, the sale of a 90% ownership in a land parcel during the second quarter of 2004 resulted in minority interest income of approximately $0.9 million.
Discontinued Operations
Income from properties classified as discontinued operations decreased by approximately $2.7 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. Income from discontinued operations for the three months ended June 30, 2004 includes the net income of properties sold subsequent to December 31, 2003, whereas income from discontinued operations for the three months ended June 30, 2005 includes only the net income of the two properties which were designated as held for disposition but had not been sold as of December 31, 2004 and the net income of the three properties which were designated as held for disposition as of June 30, 2005.
During the three months ended June 30, 2004, Trizec Properties recognized a provision for loss on disposition of discontinued real estate of approximately $113.7 million relating to eight properties that were designated as held for disposition on June 30, 2004 to reduce the carrying value of such properties to fair value. Fair value of the eight properties was determined by contract prices, less transaction costs and/or internal valuation.
During the three months ended June 30, 2005, Trizec Properties disposed of Shoreline Square, located in Long Beach, California, and this resulted in a gain on disposition of discontinued real estate of approximately $21.7 million.
During the three months ended June 30, 2004, Trizec Properties disposed of two non-core office properties that resulted in a loss on disposition of discontinued real estate of approximately $2.7 million.

TRIZEC CANADA INC.	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations for the six months ended June 30, 2005

Trizec Properties, Inc.							Increase
							(decrease)
Statements of Income (Loss)							in Net
For the six months ended June 30,			2005			2004	Income
	U.S.	Proportionate	Property Book		CDN	CDN	CDN
(US$ millions)	GAAP	Consolidation	Value	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$356.1	51.9	—	—	408.0	372.2	35.8

Expenses
Property operating expenses	(161.6)	(24.4)	—	—	(186.0)	(165.8)	(20.2)
General and administrative expense	(19.0)	—	—	—	(19.0)	(13.3)	(5.7)
Depreciation and amortization expense	(80.3)	(7.5)	0.7	—	(87.1)	(69.1)	(18.0)
Provision for loss on real estate	—	—	—	—	—	(25.2)	25.2
Provision for loss on investment	—	—	—	—	—	—	—

	(260.9)	(31.9)	0.7	—	(292.1)	(273.4)	(18.7)

Operating Income	95.2	20.0	0.7	—	(115.9)	98.8	17.1

Other income (expenses)
Interest and other income	3.2	0.4	—	—	3.6	2.9	0.7
Foreign currency exchange gain	—	—	—	—	—	3.3	(3.3)
Loss on early debt retirement	—	—	—	—	—	(6.0)	6.0
Recovery on insurance claims	—	—	—	—	—	0.7	(0.7)
Interest expense	(67.8)	(11.5)	—	—	(79.3)	(76.4)	(2.9)
Derivative gain (loss)	—	(0.3)	—	—	(0.3)	(1.5)	1.2
Lawsuit settlement	0.8	—	—	—	0.8	—	0.8

	(63.8)	(11.4)	—	—	(75.2)	(77.0)	1.8

Income before the following	31.4	8.6	0.7	—	40.7	21.8	18.9
Gain on sale of properties, net	—	—	—	0.3	0.3	5.8	(5.5)
Provision for income and other corporate taxes	2.3	—	—	—	2.3	(8.9)	11.2
Minority interest	(0.4)	—	—	0.4	—	0.8	(0.8)
Income from unconsolidated real estate joint ventures	8.6	(8.6)	—	—	—	—	—

Income from continuing operations	41.9	—	0.7	0.7	43.3	19.5	23.8

Discontinued operations
Income from discontinued operations	9.6	—	0.1	—	9.7	(94.6)	104.3
Gain on disposition of discontinued real estate	21.1	—	0.7	—	21.8	29.7	(7.9)

	30.7	—	0.8	—	31.5	(64.9)	96.4

Gain (loss) on disposition on real estate, net	0.3	—	—	(0.3)	—	—	—

Net income (loss)	$72.9	—	1.5	0.4	74.8	(45.4)	120.2

Trizec Canada’s share of earnings of Trizec Properties, Inc. under Canadian GAAP
Continuing operations					$18.1	1.6	16.5

Discontinued operations					12.3	(25.6)	37.9

					$30.4	(24.0)	54.4

TRIZEC CANADA INC.	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Revenues
Property revenues increased by approximately $35.8 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. In line with our overall investment strategy, we acquired Bank of America Plaza in the third quarter of 2004, an interest in 2001 M Street in the fourth quarter of 2004, and 1200 K Street, N.W. in the second quarter of 2005. Such acquisitions resulted in an increase in property revenues of approximately $31.7 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. Rental revenue increased by approximately $4.3 million primarily due to an increase in average occupancy in the Washington, D.C. and Los Angeles markets, as well as an increase in rental rates in the New York market. Tenant recoveries increased by approximately $1.8 million primarily due to an increase in average occupancy as well as an increase in recoverable operating expenses as discussed below. In addition, parking and other income increased by approximately $4.5 million primarily due to an increase in fees associated with services provided to tenants as well as an increase in termination fees. These increases were partially offset by a decrease in property revenues of approximately $0.5 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004 and a decrease of approximately $3.2 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004. In addition, there was a decrease of approximately $2.8 million in management fee income for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This decrease was primarily due to management of the Sears Tower, located in Chicago, Illinois, that ceased in the second quarter of 2004.
Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the six months ended June 30, 2005, Trizec Properties recognized approximately $3.9 million of termination fees compared to approximately $1.9 million for the six months ended June 30, 2004.
Property Operating Expenses
Property operating expenses increased by approximately $20.2 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. Property operating expenses increased by approximately $13.7 million due to the acquisitions of Bank of America Plaza, 1200 K Street, N.W. and an interest in 2001 M Street. Property operating expenses increased by approximately $7.0 million due to general increases in utilities expense, repairs and maintenance expense, insurance expense and other recoverable expenses for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. In addition, approximately $5.6 million of the increase in property operating expenses was due to an increase in property taxes. These increases were partially offset by a decrease in property operating expenses of approximately $2.5 million due to the sale of a 50% interest in Plaza of the Americas in the second quarter of 2004 and the sale of 151 Front Street in the first quarter of 2004. In addition, a decrease in building management expenses, primarily due to the cessation of our management of the Sears Tower, resulted in a decrease in property operating expenses of approximately $3.1 million, and a decrease in bad debt expense resulted in a decrease in property operating expenses of approximately $0.5 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.
Excluding the impact of lease termination fees on revenues, Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to approximately 54.0% for the six months ended June 30, 2005 from approximately 55.2% for the six months ended June 30, 2004, primarily reflecting an increase in operating expenses.

TRIZEC CANADA INC.	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative
General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.
General and administrative expense increased by approximately $5.7 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase is primarily due to an increase in employee compensation, including equity based compensation, as well as separation costs incurred for a departed officer during the six months ended June 30, 2005 compared to the six months ended June 30, 2004.
Depreciation and Amortization
Depreciation and amortization expense increased by approximately $18.0 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. The acquisition of Bank of America Plaza, 1200 K Street and the acquisition of an interest in 2001 M Street resulted in an increase in depreciation and amortization expense of approximately $15.0 million. The relocation of Trizec Properties’ corporate headquarters and the related equipment purchases resulted in an increase in depreciation and amortization expense of approximately $1.1 million. In addition, depreciation and amortization expense increased by approximately $2.5 million primarily due to accelerated depreciation of tenant improvements resulting from early termination of leases and additional depreciation related to tenant improvements incurred subsequent to January 1, 2004. These increases in depreciation and amortization expense were partially offset by a decrease in depreciation and amortization expense of approximately $0.6 million due to the disposition of a 50% interest in Plaza of the Americas in the second quarter of 2004.
Provision for Loss on Real Estate
During the six months ended June 30, 2004, Trizec Properties recognized a provision for loss on real estate in the aggregate amount of approximately $12.7 million. In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.1 million. In conjunction with the sale of its 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based on the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on real estate of approximately $12.0 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.
In addition, during the six months ended June 30, 2004, Trizec Properties recognized a provision for loss on real estate of approximately $13.2 million to reduce the carrying value of its 50% interest in Bank One Center in Dallas, Texas, to its fair value. Fair value was determined by internal valuation.
Interest and Other Income
Interest and other income increased by approximately $0.7 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 primarily due to an increase in average cash balances for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

TRIZEC CANADA INC.	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Currency Exchange Gain
During the six months ended June 30, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario, recognizing a foreign currency exchange gain of approximately $3.3 million.
Loss on Early Debt Retirement
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a minimal loss on early debt retirement, comprised primarily of the write-off of unamortized deferred financing costs.
During the six months ended June 30, 2004, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $6.0 million. During the six months ended June 30, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of our $350.0 million secured revolving credit facility. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.6 million due to the write-off of unamortized deferred financing costs as a result of the repayment of secured mortgages coinciding with the sale of the underlying properties, as well as the write-off of unamortized deferred financing costs due to the refinancing of a $120.0 million mortgage loan. These losses were partially offset by a gain on early debt retirement of approximately $0.9 million related to the sale of the Hollywood and Highland Hotel comprised of the forgiveness of debt of approximately $1.2 million, partially offset by the write-off of unamortized deferred financing costs. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $4.9 million comprised primarily of the write-off of unamortized deferred financing costs and a yield maintenance fee related to refinancing during the quarter of the Grace Building and 1411 Broadway in New York, New York.
Recovery on Insurance Claims
During the six months ended June 30, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.3 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.
Interest Expense
Interest expense increased by approximately $2.9 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. Lower average debt balances outstanding due to early debt retirements, regular principal amortization and lump sum repayments resulted in a decrease in interest expense of approximately $4.7 million. Capitalized interest on the Waterview mixed-use development resulted in a decrease in interest expense of approximately $0.4 million. In addition, interest expense decreased by approximately $5.1 million primarily due to certain interest rate swap contracts that were unwound during the fourth quarter of 2004 and the retirement of debt due to the disposition of 151 Front Street in the first quarter of 2004 decreased interest expense by approximately $0.1 million. These decreases were partially offset by an

TRIZEC CANADA INC.	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

increase in interest expense of approximately $2.9 million due to a higher outstanding balance on our credit facility. In addition, in conjunction with the acquisition of Bank of America Plaza and the acquisition of an interest in 2001 M Street, Trizec Properties entered into mortgage loans totaling, in the aggregate, approximately $286.5 million which resulted in an increase in interest expense of approximately $7.2 million during the six months ended June 30, 2005.
Derivative Loss
During the six months ended June 30, 2004, Trizec Properties recorded a derivative loss of approximately $1.5 million representing the total ineffectiveness of our interest rate swap contracts. Due to the pay off and retirements of certain amounts of variable rate debt during 2004 and due to the anticipated pay off and retirements of certain variable rate debt in the future, Trizec Properties dedesignated interest rate swap contracts in the notional amount of $375.0 million.
Gain on Sale of Real Estate, Net
In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.0 million. This loss is offset by a gain on disposition of real estate, of approximately $20.6 million due to the sale of 151 Front Street in Toronto, Ontario which was subject to the transition rules of CICA 3475. In addition, during the six months ended June 30, 2004, Trizec Properties disposed of two land parcels that resulted in a gain on disposition of real estate of approximately $4.5 million.
On April 30, 2004, the members of the JBG/TrizecHahn Waterview Venture L.L.C., a joint venture through which Trizec Properties owned an 80% interest in the Waterview Development, located in Arlington, Virginia, sold the property, a mixed-use development parcel, to a newly formed joint venture, Waterview L.L.C., in which Trizec Properties acquired a 25% interest. Trizec Properties recognized a gain on sale of properties of approximately $0.7 million in conjunction with the sale.
Provision for Income and Other Corporate Taxes, Net
Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes decreased by approximately $11.2 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 included a recovery of excess withholdings made in previous years and the tax effect related to the sale of 151 Front Street in the amount of approximately $5.8 million.
Minority Interest
During the six months ended June 30, 2004, minority interest loss of approximately $0.8 million resulted from the sale of a 90% ownership in a land parcel during the second quarter of 2004.
Discontinued Operations
Income from properties classified as discontinued operations decreased by approximately $9.3 million for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. Income from discontinued operations for the six months ended June 30, 2004 includes the net income of properties sold subsequent to

TRIZEC CANADA INC.	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2003, whereas income from discontinued operations for the six months ended June 30, 2005 includes only the net income of the two properties which were designated as held for disposition but had not been sold as of December 31, 2004 and the net income of the three properties which were designated as held for disposition as of June 30, 2005. In addition, on September 8, 2004, Trizec Properties and the Los Angeles County Assessor’s Office presented to the Los Angeles County Assessment Appeals Board a written stipulation agreeing to the base year value in 2000, and the 2001, 2002, 2003 and 2004 assessed values of the Hollywood & Highland Complex, located in Los Angeles, California. The stipulation provided for substantial reductions in the assessed value of the Hollywood & Highland Complex for all years. The Los Angeles County Assessment Appeals Board approved the stipulation and adopted the values as set forth in the stipulation, which resulted in a real estate tax refund. During the six months ended June 30, 2005, Trizec Properties received approximately $4.3 million of the real estate tax refund, resulting in a decrease in real estate tax for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.
During the six months ended June 30, 2004, Trizec Properties recognized a provision for loss on disposition of discontinued real estate of approximately $113.7 million relating to eight properties that were designated as held for disposition on June 30, 2004 to reduce the carrying value of such properties to fair value. Fair value of the eight properties was determined by contract prices, less transaction costs and/or internal valuation.
During the six months ended June 30, 2005, Trizec Properties disposed of Shoreline Square, located in Long Beach, California, that resulted in a gain on disposition of discontinued real estate of approximately $21.8 million.
During the six months ended June 30, 2004, Trizec Properties disposed of two non-core office properties that resulted in a loss on disposition of discontinued real estate of approximately $2.7 million. In addition, during the six months ended June 30, 2004, Trizec Properties recognized a gain on disposition of discontinued real estate of approximately $32.4 million, net of related tax effect, due to the sale of the Hollywood & Highland Complex.
Liquidity and Capital Resources
Trizec Properties stated that its objective is to ensure, in advance, that there are ample resources to fund ongoing operating expenses, capital expenditures, debt service requirements and the distributions required to maintain REIT status.
Trizec Properties stated that it expects to meet its liquidity requirements over the next twelve months, and beyond the next twelve months, for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational tax obligations, settlement of pre-REIT tax issues and distributions through cash flows from operations, asset sales, entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, refinancing of existing mortgage debt, incurrence of secured debt, proceeds from the possible sale of its capital stock or a combination of these sources. Trizec Properties’ net cash flow from operations is dependent upon the occupancy levels of its properties, net effective rental rates on current and future leases, collectibility of rent from its tenants, the level of operating and other expenses, as well as other factors. Material changes in these factors may adversely affect Trizec Properties net cash flow from operations.
Trizec Properties has a $750.0 million unsecured credit facility, which matures in June 2007. The amount available for Trizec Properties to borrow under the unsecured credit facility at any time is determined by certain properties that Trizec Properties, or its subsidiaries that may from time to time guarantee the unsecured credit facility, own that satisfy certain conditions of eligibility. These conditions are common for unsecured

TRIZEC CANADA INC.	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

credit facilities of this nature. The amount available for Trizec Properties to borrow under the unsecured credit facility for the remainder of its term will likely fluctuate. The capacity under the unsecured credit facility may decrease if Trizec Properties sells or place permanent financing on assets currently supporting the unsecured credit facility. In addition, the capacity under the unsecured credit facility may decrease if assets no longer meet certain eligibility requirements. Likewise, the capacity under the unsecured credit facility may increase if certain assets otherwise meet the eligibility requirements. As of June 30, 2005, the amount available for Trizec Properties to borrow under the unsecured credit facility was approximately $475.1 million, of which $150.0 million was outstanding. During the remainder of the term of the unsecured credit facility, Trizec Properties expects the outstanding balance to fluctuate. The balance under the unsecured credit facility will likely increase from time to time as Trizec Properties uses funds from the unsecured credit facility to meet a variety of liquidity requirements such as dividend payments, tenant installation costs, future tax payments and acquisitions that may not be fully met through operations. The balance under the unsecured credit facility will also likely be reduced from time to time as Trizec Properties pays it down with proceeds generated from asset sales, secured borrowings, operating cash flows and other sources of liquidity.
Under Trizec Properties’ unsecured credit facility, it is subject to covenants, including financial covenants, restrictions on other indebtedness, restrictions on encumbrances of properties that it uses in determining its borrowing capacity and certain customary investment restrictions. The financial covenants include the quarterly requirements for the total leverage ratio not to exceed 65.0% during year one, 62.5% during year two and 60.0% during year three; a requirement that the interest coverage ratio be greater than 2.0 times; a requirement that the fixed charge coverage ratio be greater than 1.5 times; and a requirement that the net worth be in excess of $1.5 billion. Trizec Properties’ financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (as defined in the unsecured credit facility agreement). If Trizec Properties is in default in respect of its obligations under the unsecured credit facility agreement, dividends will be limited to the amount necessary to maintain REIT status. At June 30, 2005, Trizec Properties was in compliance with these financial covenants.
Trizec Properties also has available an effective shelf registration statement under which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, Trizec Properties’ ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about its company, the trading price of its stock and interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of its preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.
After dividend distributions, Trizec Properties’ remaining cash from operations may not be sufficient to allow it to retire all of its debt as it comes due. Accordingly, Trizec Properties may be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or issuance of equity securities. Trizec Properties’ ability to refinance maturing debt will be dependent on its financial position, the cash flow it receives from its properties, the value of its properties, liquidity in the debt markets and general economic and real estate market conditions. There can be no assurance that such refinancing or proceeds will be available, or be available on economical terms, in the future.
Contractual Obligations
Due to the repayment and retirement of a mortgage loan that formerly collateralized 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties is no longer liable for future mortgage obligations of

TRIZEC CANADA INC.	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

approximately $28.7 million, which was previously disclosed in the contractual obligations table in its Annual Report on Form 10-K for the year ended December 31, 2004. No other material changes outside the ordinary course of business occurred affecting our contractual obligations during the six months ended June 30, 2005.
Cash Flow Activity
At June 30, 2005, Trizec Properties had approximately $70.3 million in cash and cash equivalents as compared to approximately $194.3 million at December 31, 2004.
Investing Activities
Net cash used in investing activities reflects the net impact of the acquisitions and dispositions of certain properties, and the ongoing impact of expenditures on tenant installation costs and capital expenditures.
Tenant Installation Costs
Trizec Properties’ office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. The competitive office rental market, combined with sublet space inventory in Trizec Properties’ major markets, has continued the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio Trizec Properties owned at June 30, 2005 and for the total office portfolio Trizec Properties owned at June 30, 2004, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents our pro rata owned share of square feet leased.

	For the six months ended
	June 30,

	2005	2004

	(in millions)
Square feet leased
- new leasing	1.2	1.6
- renewal leasing	1.7	1.6
Total square feet leased	2.9	3.2
Tenant installation costs	$59.0	$58.9
Capital Expenditures
To maintain the quality of Trizec Properties’ properties and preserve competitiveness and long-term value, Trizec Properties pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the six months ended June 30, 2005 and 2004, capital expenditures for the total office portfolio, was approximately $10.8 million and approximately $5.3 million, respectively. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, major mechanical attribute or system replacement, and redevelopment or reconstruction costs directly attributable to extending

TRIZEC CANADA INC.	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

or preserving the useful life of the base building. Furthermore, as part of Trizec Properties’ office property acquisitions, it has routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration when negotiating its purchase price at the time of acquisition.
Acquisitions
In April 2005, Trizec Properties acquired 1200 K Street, located in Washington, D.C., from an unrelated third party for approximately $194.3 million.
Dispositions
During the six months ended June 30, 2005, Trizec Properties sold one office property, generating net proceeds of approximately $86.7 million. During the six months ended June 30, 2004, Trizec Properties sold three office properties, a partial interest in one office property, a partial interest in a joint venture development, two retail properties and two land parcels, generating aggregate net proceeds of approximately $377.5 million, or approximately $139.2 million after debt repayment.
Financing Activities
During the six months ended June 30, 2005, Trizec Properties used approximately $30.9 million in its financing activities due primarily to approximately $39.7 million of principal repayments on mortgage debt and paid approximately $64.6 million in dividends to its stockholders. These uses were offset by approximately $28.7 million released from an escrow established for repayment of the mortgage loan of 250 W. Pratt Street, located in Baltimore, Maryland and proceeds of approximately $44.7 million from the issuance of its common stock.
During the six months ended June 30, 2004, Trizec Properties used approximately $485.2 million in its financing activities, due primarily to approximately $302.9 million of principal repayments on mortgage debt, approximately $238.3 million of mortgage debt and other loans repaid upon property dispositions, and approximately $6.6 million of financing fees related to refinancing of certain mortgage debt and financing costs incurred in conjunction with its $750.0 million unsecured credit facility. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts. Trizec Properties also paid approximately $62.7 million in dividends to its stockholders. These uses were partially offset by net proceeds from mortgage debt refinancings and proceeds from the issuance of its common stock.
Unsecured Credit Facility
Trizec Properties’ unsecured credit facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% or at Base Rate (as defined in the credit facility) plus a spread of up to 0.75%, based on Trizec Properties’ total leverage, matures in June 2007 and is subject to a one-year extension (the “2004 Unsecured Credit Facility”). The financial covenants, as defined in the 2004 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 65.0% during year one, 62.5% during year two and 60.0% during year three; a requirement that the interest coverage ratio be greater than 2.0 times; a requirement that the fixed charge coverage ratio be greater than 1.5 times; and a requirement that the net worth be in excess of $1.5 billion. Trizec Properties’ financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (defined in the 2004 Unsecured Credit Facility agreement). If Trizec Properties is in default in

TRIZEC CANADA INC.	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

respect of our obligations under the 2004 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain REIT status. At June 30, 2005, Trizec Properties was in compliance with these financial covenants.
At June 30, 2005, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $475.1 million, of which $150.0 million was drawn and outstanding. At December 31, 2004, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $484.9 million, of which $150.0 million was drawn and outstanding. Certain conditions of the 2004 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time.
Early Debt Retirement
In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.01 million, comprised primarily of the write-off of unamortized deferred financing costs.
Hedging Activities
At June 30, 2005 and December 31, 2004, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 5.60% and maturing on March 15, 2008. The aggregate cost to unwind these interest rate swap contracts was approximately $6.7 million and $9.2 million at June 30, 2005 and December 31, 2004, respectively.
Subsequent Events
In July 2005, Trizec Properties acquired Figueroa at Wilshire, a 1,039,000 square-foot office property that is located in the Central Business District of Los Angeles, California, for approximately $356.7 million. To finance a substantial portion of the purchase price of this acquisition, Trizec Properties borrowed approximately $302.0 million under its unsecured credit facility.
In July 2005, Trizec Properties sold Metropolitan Square, a 1,041,000 square-foot office property that is located in St. Louis, Missouri, for a gross sale price of approximately $165.8 million.

TRIZEC CANADA INC.	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

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TRIZEC CANADA INC.	48

CORPORATE INFORMATION
COMPANY OVERVIEW
Trizec Canada Inc. is a Canadian corporation primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, Inc., a publicly-traded U.S. Real Estate Investment Trust. Trizec Properties manages a portfolio of high-quality office properties totalling 37 million square feet concentrated in the metropolitan areas of seven major U.S. cities. Trizec Canada is listed on the Toronto Stock Exchange under the symbol “TZC.SV” and Trizec Properties is listed on the New York Stock Exchange under the symbol “TRZ”. Under Canadian tax laws, Trizec Canada is a mutual fund corporation, which provides Canadian investors the opportunity to invest indirectly in Trizec Properties. Trizec Canada owns one share of Trizec Properties common stock for each outstanding Trizec Canada share and expects to pay the same quarterly dividend per share as Trizec Properties. A share of Trizec Canada is intended to be economically equivalent to a share of Trizec Properties common stock.
Stock Exchange Listing
Toronto
Trading Symbol
TZC.SV

Shares (millions)
Outstanding at June 30, 2005
Subordinate Voting	52.4
Multiple Voting	7.5
Total	59.9
Trizec Properties Common Stock indirectly owned:	59.9
Dividend
A quarterly dividend of US$0.20 per common share was paid on July 22, 2005 to shareholders of record at the close of business on July 7, 2005.
Transfer Agent
Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
AnswerlineTM: (416) 643-5500
Toll free throughout North America:
(800) 387-0825
E-mail: inquiries@cibcmellon.com
Investor Relations
Trizec Canada Inc.

BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone:	(416) 682-8600
Toll free within Canada and the United States: (877) 239-7200
Facsimile:	(416) 364-5491
E-mail:	investor@trizeccanada.com
Web site:	www.trizeccanada.com
Contact:	Robert B. Wickham
President
Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings’ button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.
Trizec Properties, Inc.

Telephone:	(312) 798-6000
Toll free within Canada and the United States:
(800) 891-7017
E-mail:	investor.relations@trz.com
Web site:	www.trz.com
Contact:	Dennis C. Fabro
Senior Vice President, Investor Relations
FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Properties’ principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated March 22, 2005.

TRIZEC CANADA SECOND QUARTER 2005	49	CORPORATE INFORMATION

www.trizeccanada.com